May 6, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  William H. Thompson, Accounting Branch Chief

Re:        Liberty Interactive Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-33982

Dear Mr. Thompson:

Set forth below are responses to the comments contained in your letter to Gregory B. Maffei, President and Chief Executive Officer of Liberty Interactive Corporation (“Liberty” or the “Company”), dated April 23, 2015, regarding the Liberty Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”).  For your convenience, each of our responses below are preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Form 10-K.

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Consolidated Statements of Operations, page II-34

1.

Comment:  We note your disclosure on page II-47 that revenues are derived from products and services.  In this regard, please tell us your consideration of separately presenting revenues and related costs applicable to revenues from tangible goods, services and other revenues pursuant to Rule 5-03(b)(1) and (b)(2) of Regulation S-X.

Response:  We reviewed Rule 5-03(b)(1) and (b)(2) of Regulation S-X as part of the preparation of our Form 10-K and deemed the other revenue, including service revenue, to be below the required disclosure scope.  We note that service and all other revenue were less than 1% of the overall revenue for Liberty in all periods presented.  In prior periods, our service revenue was a more significant component given the inclusion of TripAdvisor Holdings in those results. Due to the TripAdvisor Holdings Spin-Off in August 2014, service revenue is no longer a significant component of the consolidated results of Liberty, as TripAdvisor Holdings was presented as discontinued operations.  Therefore, the need to report separate revenue streams in the consolidated statements of operations was not considered necessary.  We did retain some of the applicable language within our Summary of Significant Accounting Policies to allow the reader to understand that this revenue exists and there is a different accounting methodology for such revenue.  We will clarify within our Summary of Significant Accounting Policies in future periods to clearly state the immateriality of such revenue.

- 2 -	May 6, 2015

We anticipate our Revenue Recognition policy in future Form 10-Ks to read as follows:

Revenue Recognition

Retail revenue is recognized at the time of delivery to customers. The revenue for shipments in-transit is recorded as deferred revenue and included in other current liabilities. Additionally, Service revenue, which is less than one percent of overall revenue, is recognized when the applicable criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable and collectability is reasonably assured.

Notes to Consolidated Financial Statements

(3) Summary of Significant Accounting Policies

Investments, page II-43

2.

Comment:  Please tell us your consideration of disclosing the difference, if any, between the amount at which your equity method investments are carried and the amount of underlying equity in net assets.  Refer to ASC 323-10-50-3(a)(3).

Response:  We regularly review our equity method affiliates for differences between our carrying value and our portion of the underlying equity in the net assets (the difference is referred to as the excess basis for discussion purposes) of such equity method affiliates.  We have disclosed in our Summary of Significant Accounting Policies on page II-43 our accounting convention for the excess basis difference in the underlying net assets of the equity method affiliate as compared to our carrying value.  As noted, the excess basis has been accounted for in accordance with ASC 323-10-35-13 and therefore allocated to amortizable and non-amortizable intangibles.  We further note that our significant equity method affiliates have excess basis differences ranging from $124 million to $186 million, or less than 1% of total assets in each case and that each component (amortizing and non-amortizing) of the aggregate excess basis for all equity method affiliates is approximately 1% of total assets.  Additionally, our equity method affiliates with a basis difference are primarily publicly traded companies and our investor community typically values the Company using a sum of the parts analysis.  Therefore, the carrying value and our share of earnings of our equity method affiliates are not typically as significant of a factor as the fair value of our interest in such investments. Therefore, we do not believe these amounts are quantitatively or qualitatively significant to the financial statements taken as a whole.

Revenue Recognition, page II-47

3.

Comment:  We note your disclosure on page I-12 regarding subscription and other fees charged by CommerceHub to retailers and suppliers using your software-as-a-service platform.  We also note your disclosure in the last risk factor on page I-28 regarding your Easy-Pay program and the Q Card program.  Please tell us the significance of revenues generated from these sources and what consideration you gave to disclosing your recognition policies related to these revenues.  In addition, please tell us how you recognize revenues related to the Easy-Pay program.

- 3 -	May 6, 2015

Response: As noted above in our response to comment 1, the services revenue related to CommerceHub and all other revenue was less than 1% of total revenue, net.  The Q Card and Easy-Pay program are simply payment alternatives for purchasing retail goods from QVC and are not considered sources of revenue.

The Easy-Pay program is a delayed payment method that allows QVC customers to pay for certain merchandise in two or more monthly payments depending on the item.  For revenue recognition purposes, all of the applicable criteria to record a sale have been met when sold under the Easy-Pay program, and QVC must then assess the return and collection risk along with all other retail sales.  A receivable is established for the remaining amounts owed on the Easy-Pay program and any necessary adjustment for risk of collection is included in the provision for bad debts.

The Q Card is a QVC branded credit card provided by a large consumer financial institution (the “Bank”) to allow QVC customers to make purchases from QVC.  QVC receives a portion of the economics on the Q Card credit provided to card holders.  For revenue recognition purposes, all of the applicable criteria to record a sale have been met and QVC must then assess the return and collection risk along with all other retail sales.  The risk of returns is calculated for these goods sold and revenue is presented net of this amount in the consolidated statement of operations as discussed in the revenue recognition policy on page II-47.  The economics of the Q Card,  as determined by the Bank, is recorded in the Selling, General and Administrative expense line item in our consolidated statements of operations.

(10) Debt, page II-60

4.

Comment:  We note your disclosure on page I-32 that agreements governing the indebtedness of your operating subsidiaries, including QVC, prohibit or limit the payment of dividends or the making of distributions, loans or advances to stockholders and partners, and that you generally will not receive cash, in the form of dividends, loans, advances or otherwise from your affiliates.  Please tell us your consideration of providing the disclosures required by Rule 4-08(e) of Regulation S-X.

Response:  We note that there are no restrictions on paying dividends at the Liberty level associated with debt above our consolidated operating subsidiaries.  We include in our Risk Factors (page I-34) a notice to our stockholders that we have not and do not intend to pay cash dividends for the foreseeable future.  As noted, some of our consolidated subsidiaries, primarily QVC, have potential restrictions on their use of cash including, as disclosed on page I-30, for working capital needs and contractual obligations, among other items noted. QVC’s indebtedness does have certain restrictions on its ability to make dividends, loans or distributions to Liberty but only upon default on its senior secured notes or an increase in the QVC consolidated leverage ratio above 3.5 to 1.0 (or 3.25 to 1.0 under the credit facility).  QVC’s consolidated leverage ratio at December 31, 2014 was less than 2.5 to 1.0.  We note that as QVC is a wholly owned subsidiary, dividends or distributions occur regularly for a variety uses at the Liberty level.  QVC provided $1.8 billion, $1.0 billion and $1.8 billion in dividends to Liberty during the years ended December 31, 2014, 2013 and 2012, respectively.

The referenced disclosure describing how “we generally do not receive cash, in the form of dividends, loans, advances or otherwise” was intended to explain our relationship with our “business affiliates” also referred to as our equity method affiliates, which we do not consolidate. We do not have the ability to control decision making for flow of funds at those business affiliates, and therefore our cash flow planning at Liberty does not take into consideration any liquidity from these entities.    We have described those restrictions on page I-31 as disclosed at the end of the paragraph.

- 4 -	May 6, 2015

We will include further disclosure in the liquidity section in future filings to identify these potential restrictions on liquidity related to QVC, including the leverage ratios discussed herein.

We have added the following language to the Material Changes in Financial Condition section within the Management Discussion and Analysis of Financial Condition and Results of Operations portion of our Form 10-Q for the period ending March 31, 2015 and we intend to make similar disclosures in future filings:

The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our privately-owned subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted such that in the case of QVC a leverage ratio of less than 3.25 to 1.0 must be maintained), proceeds from asset sales, monetization of our public investment portfolio, debt (including availability under the QVC Bank Credit Facility) and equity issuances, and dividend and interest receipts.

Signatures, IV-6

5.

Comment:  The report must be signed on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors and any person who occupies more than one of the specified positions must indicate each capacity in which he signs the report.  We note that the report was not signed by your principal financial and accounting officers in their capacities as such in the second signature block.  Please revise.

Response:  We understand the Staff’s position on the appropriate signature page convention and while we believe our signature page, taken as a whole, meets the requirements of General Instruction D to Form 10-K we intend to file an amended Form 10-K to include the appropriate signatures in the second signature block.

- 5 -	May 6, 2015

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We inform you that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-4333.

Very truly yours,
/s/ Christopher W. Shean
Christopher W. Shean

cc:Renee L. Wilm – Baker Botts
H. Michael Keys - KPMG